Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

GENERAL

The following description summarizes the most important terms of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, which consists of the following securities:

●	Common stock of KKR & Co. Inc.; and
●	4.625% Subordinated Notes due 2061 of KKR Group Finance Co. IX LLC (the “2061 Subordinated Notes”).

The following summaries generally describe the material terms and provisions of these securities as of the date of the Annual Report on Form 10-K to which this Exhibit 4.1 is a part (the “Annual Report”). These summaries do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, (i) in the case of our capital stock, the provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws (“bylaws”), which are filed as exhibits to the Annual Report, respectively, and (ii) in the case of the 2061 Subordinated Notes, the indenture (the “Base Indenture”) dated March 31, 2021 (as supplemented, the “2061 Indenture”), by and among KKR Group Finance Co. IX LLC ( “Group Finance IX”), an indirect subsidiary of KKR & Co. Inc., the Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as trustee and the form of 2061 Subordinated Note, each of which is filed as an exhibit to the Annual Report.

Our common stock and 2061 Subordinated Notes are listed on the New York Stock Exchange under the ticker symbols “KKR” and “KKRS” respectively.

For a complete description of our securities, you should refer to our certificate of incorporation, our bylaws, the 2061 Indenture, the form of 2061 Subordinated Note and applicable provisions of the Delaware General Corporation Law (the “DGCL”).

On October 11, 2021, KKR Group Co. Inc. (formerly known as KKR & Co. Inc.) (“Old Pubco”) announced a Reorganization Agreement that provides for, among other things, merger transactions (the “Mergers”) whereby all holders of common stock in Old Pubco immediately prior to the Mergers and all holders of interests in KKR Holdings L.P., a Delaware limited partnership (“KKR Holdings”), which is an entity through which certain current and former KKR employees hold interests in KKR, immediately prior to the Mergers, received the same common stock in a new parent company of Old Pubco. Following the Mergers, Old Pubco became a wholly-owned subsidiary of a new holding company, KKR Aubergine Inc. (“New Pubco”), which replaced Old Pubco as the public company whose common stock is listed on the New York Stock Exchange under the ticker symbol “KKR.” In connection with the Mergers, New Pubco changed its name to “KKR & Co. Inc.,” and Old Pubco changed its name to “KKR Group Co. Inc.”

As used in this description, (x) (i) as of any time prior to the Mergers, “we,” “us,” “our,” the “Company” and similar terms mean Old Pubco, and (ii) as of any time from and after the Mergers, “we,” “us,” “our,” the “Company” and similar terms mean New Pubco, in each case, and its successors but not any of its subsidiaries, and (y) “KKR” means the Company and its subsidiaries.

CAPITAL STOCK
Our authorized capital stock consists of 5,000,000,000 shares, all with a par value of $0.01 per share, of which:

●	3,500,000,000 are designated as common stock;
●	1,500,000,000 are designated as preferred stock, of which 1 share is designated as “Series I Preferred Stock” (“Series I Preferred Stock”).

Common Stock

Economic Rights

Dividends. Subject to preferences that apply to any shares of preferred stock outstanding at the time on which dividends are payable, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Liquidation. If we become subject to an event giving rise to our dissolution, liquidation or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time ranking on a parity with our common stock with respect to such distribution, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of our Series I Preferred Stock and any other outstanding shares of preferred stock.

Voting Rights

Our certificate of incorporation provides for holders of our common stock to have the right to vote on the following matters:

●	any increase in the number of authorized shares of Series I Preferred Stock;
●
a sale of all or substantially all of our and our subsidiaries’ assets, taken as a whole, in a single transaction or series of related transactions (except (i) for the sole purpose of changing our legal form into another limited liability entity and where the governing instruments of the new entity provide our stockholders with substantially the same rights and obligations and (ii) mortgages, pledges, hypothecations or grants of a security interest by the Series I Preferred Stockholder in all or substantially all of our assets (including for the benefit of affiliates of the Series I Preferred Stockholder));

●
merger, consolidation or other business combination (except for the sole purpose of changing our legal form into another limited liability entity and where the governing instruments of the new entity provide our stockholders with substantially the same rights and obligations); and

●	any amendment to our certificate of incorporation that would have a material adverse effect on the rights or preferences of our common stock relative to the other classes of our stock.

In addition, Delaware law would permit holders of our common stock to vote as a separate class on an amendment to our certificate of incorporation that would:

●	change the par value of our common stock; or
●	alter or change the powers, preferences, or special rights of the common stock in a way that would adversely affect the holders of our common stock.

Our certificate of incorporation provides that the number of authorized shares of any class of stock, including our common stock, may be increased or decreased (but not below the number of shares of such class then outstanding) solely with the approval of the holder of the Series I Preferred Stock (the “Series I Preferred Stockholder”) and, in the case of any increase in the number of authorized shares of our Series I Preferred Stock, the holders of a majority in voting power of the common stock. As a result, the Series I Preferred Stockholder can approve an increase or decrease in the number of authorized shares of common stock without a separate vote of the holders of the common stock. This could allow us to increase and issue additional shares of common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of the common stock.

Except as described below under “Anti-Takeover Provisions—Loss of voting rights,” each record holder of common stock will be entitled to a number of votes equal to the number of shares of common stock held with respect to any matter on which the common stock is entitled to vote.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Limited Call Right

If at any time:

(i)	less than 10% of the then issued and outstanding shares of any class (other than preferred stock) are held by persons other than the Series I Preferred Stockholder and its affiliates; or
(ii)	we are subjected to registration under the provisions of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), we will have the right, which we may assign in whole or in part to the Series I Preferred Stockholder or any of its affiliates, to acquire all, but not less than all, of the remaining shares of the class held by unaffiliated persons.

As a result of our right to purchase outstanding shares of common stock, a stockholder may have their shares purchased at an undesirable time or price.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders (except as may be required by the terms of any preferred stock then outstanding). Our board of directors may (except where otherwise provided in the applicable preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the proportion of voting power held by, or other relative rights of, the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of the common stock or the proportion of voting power held by, or other relative rights of, the holders of the common stock.

As of the date of filing of the Annual Report, there are no series of preferred stock outstanding other than as described herein.

Series I Preferred Stock

Economic rights. Except for any distribution required by the DGCL to be made upon a dissolution event, the Series I Preferred Stockholder does not have any rights to receive dividends.

Voting rights. The Series I Preferred Stock is voting and is entitled to one vote per share on any matter that is submitted to a vote of our stockholders.

Except as otherwise expressly provided by applicable law, only the vote of the Series I Preferred Stockholder, together with the approval of our board of directors, shall be required in order to amend certain provisions of our certificate of incorporation and none of our other stockholders shall have the right to vote with respect to any such amendments, which include, without limitation:

(1)
amendments to provisions relating to approvals of the transfer of the Class B units in KKR Group Partnership, Series I Preferred Stockholder approvals for certain actions and the appointment or removal of the Chief Executive Officer or Co-Chief Executive Officers;

(2)	a change in our name, our registered agent or our registered office;

(3)	an amendment that our board of directors determines to be necessary or appropriate to address certain changes in U.S. federal, state and local income tax regulations, legislation or interpretation;
(4)
an amendment that is necessary, in the opinion of our counsel, to prevent us or our indemnitees from having a material risk of being in any manner subjected to the provisions of the Investment Company Act, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

(5)	a change in our fiscal year or taxable year;
(6)
an amendment that our board of directors has determined to be necessary or appropriate for the creation, authorization or issuance of any class or series of our capital stock or options, rights, warrants or appreciation rights relating to our capital stock;

(7)	any amendment expressly permitted in our certificate of incorporation to be made by the Series I Preferred Stockholder acting alone;
(8)
an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other business combination agreement that has been approved under the terms of our certificate of incorporation;

(9)
an amendment effected, necessitated or contemplated by an amendment to the partnership agreement of KKR Group Partnership that requires unitholders of KKR Group Partnership to provide a statement, certification or other proof of evidence regarding whether such unitholder is subject to U.S. federal income taxation on the income generated by KKR Group Partnership;

(10)
any amendment that our board of directors has determined is necessary or appropriate to reflect and account for our formation of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our certificate of incorporation;

(11)
a merger into, or conveyance of all of our assets to, another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance consummated solely to effect a mere change in our legal form, the governing instruments of which provide the stockholders with substantially the same rights and obligations as provided by our certificate of incorporation;

(12)	any amendment that our board of directors determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; or
(13)	any other amendments substantially similar to any of the matters described in (1) through (12) above.

In addition, except as otherwise provided by applicable law, the Series I Preferred Stockholder, together with the approval of our board of directors, can amend our certificate of incorporation without the approval of any other stockholder to adopt any amendments that our board of directors has determined:

(1)	do not adversely affect the stockholders considered as a whole (or adversely affect any particular class or series of stock as compared to another class or series) in any material respect;
(2)
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal, state, local or non-U.S. agency or judicial authority or contained in any federal, state, local or non-U.S. statute (including the DGCL);

(3)
are necessary or appropriate to facilitate the trading of our stock or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our stock are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by us relating to splits or combinations of shares of our capital stock under the provisions of our certificate of incorporation; or
(5)	are required to effect the intent of or are otherwise contemplated by our certificate of incorporation.

Actions requiring Series I Preferred Stockholder approval. Certain actions require the prior approval of the Series I Preferred Stockholder, including, without limitation:

(1)	entry into a debt financing arrangement in an amount in excess of 10% of our then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

(2)
issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights priorities or powers that are more favorable than the common stock;

(3)	adoption of a shareholder rights plan;
(4)
amendment of our certificate of incorporation, certain provisions of our bylaws relating to our board of directors and officers, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers and maintenance of books and records of the Company and the operating agreement of KKR Group Partnership;

(5)	the appointment or removal of our Chief Executive Officer or a Co-Chief Executive Officer;
(6)	merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of us and our subsidiaries, and the liquidation or dissolution of us or KKR Group Partnership; and
(7)
the withdrawal, removal or substitution of any person as the general partner of KKR Group Partnership or the transfer of beneficial ownership of all or any part of a general partner interest in KKR Group Partnership to any person other than a wholly-owned subsidiary.

Amount payable in liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of us, each holder of the Series I Preferred Stock will be entitled to a payment equal to $0.01 per share of Series I Preferred Stock.

Transferability. The Series I Preferred Stockholder may transfer all or any part of the Series I Preferred Stock held by it with the written approval of our board of directors and a majority of the controlling interest of the Series I Preferred Stockholder without first obtaining approval of any other stockholder so long as the transferee assumes the rights and duties of the Series I Preferred Stockholder under our certificate of incorporation, agrees to be bound by the provisions of our certificate of incorporation and furnishes an opinion of counsel regarding limited liability matters. The foregoing limitations do not preclude the members of the Series I Preferred Stockholder from selling or transferring all or part of their limited liability company interests in the Series I Preferred Stockholder at any time.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in any business ventures of the Series I Preferred Stockholder and its affiliates and any member, partner, Tax Matters Partner (as defined in U.S. Internal Revenue Code of 1986, as amended (the “Code”), in effect prior to 2018), Partnership Representative (as defined in the Code), officer, director, employee agent, fiduciary or trustee of any of KKR or its subsidiaries, the KKR Group Partnership, the Series I Preferred Stockholder or any of our or the Series I Preferred Stockholder’s affiliates and certain other specified persons (collectively, the “Indemnitees”). Our certificate of incorporation provides that each Indemnitee has the right to engage in businesses of every type and description, including business interests and activities in direct competition with our business and activities. Our certificate of incorporation also waives and renounces any interest or expectancy that we may have in, or right to be offered an opportunity to participate in, business opportunities that are from time to time presented to the Indemnitees. Notwithstanding the foregoing, pursuant to our certificate of incorporation, the Series I Preferred Stockholder has agreed that its sole business will be to act as the Series I Preferred Stockholder and as a general partner or managing member of any partnership or limited liability company that we may hold an interest in and that it will not engage in any business or activity or incur any debts or liabilities except in connection therewith.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Election of directors. Subject to the rights granted to one or more series of preferred stock then outstanding, the Series I Preferred Stockholder has the sole authority to elect directors.

Removal of directors. Subject to the rights granted to one or more series of preferred stock then outstanding, the Series I Preferred Stockholder has the sole authority to remove and replace any director, with or without cause, at any time.

Vacancies. In addition, our bylaws also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the Series I Preferred Stockholder.

Loss of voting rights. If at any time any person or group (other than the Series I Preferred Stockholder and its affiliates, or a direct or subsequently approved transferee of the Series I Preferred Stockholder or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of our stock then outstanding, that person or group will lose voting rights on all of its shares of stock and such shares of stock may not be voted on any matter as to which such shares may be entitled to vote and will not be considered to be outstanding when sending notices of a meeting of stockholders, calculating required votes, determining the presence of a quorum or for other similar purposes, in each case, as applicable and to the extent such shares of stock are entitled to any vote.

Requirements for advance notification of stockholder proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals relating to the limited matters on which our common stock may be entitled to vote. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of our company.

Special stockholder meetings. Our certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors, the Series I Preferred Stockholder or, if at any time any stockholders other than the Series I Preferred Stockholder are entitled under applicable law or our certificate of incorporation to vote on specific matters proposed to be brought before a special meeting, stockholders representing 50% or more of the voting power of the outstanding stock of the class or classes of stock which are entitled to vote at such meeting.

Stockholder action by written consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise or it conflicts with the rules of the New York Stock Exchange. Our certificate of incorporation permits stockholder action by written consent by stockholders other than the Series I Preferred Stockholder only if consented to by the board of directors in writing.

Actions requiring Series I Preferred Stockholder approval. Certain actions require the prior approval of the Series I Preferred Stockholder. See “Preferred Stock—Series I Preferred Stock-Actions requiring Series I Preferred Stockholder approval” above.

Amendments to our certificate of incorporation requiring Series I Preferred Stockholder approval. Except as otherwise expressly provided by applicable law, only the vote of the Series I Preferred Stockholder, together with the approval of our board of directors, shall be required in order to amend certain provisions of our certificate of incorporation and none of our other stockholders shall have the right to vote with respect to any such amendments. See “Preferred Stock—Series I Preferred Stock—Voting Rights” above.

Super-majority requirements for certain amendments to our certificate of incorporation. Except for amendments to our certificate of incorporation that require the sole approval of the Series I Preferred Stockholder, any amendments to our certificate of incorporation require the vote or consent of stockholders holding at least 90% in voting power of our common stock unless we obtain an opinion of counsel confirming that such amendment would not affect the limited liability of such stockholder under the DGCL. Any amendment of this provision of our certificate of incorporation also requires the vote or consent of stockholders holding at least 90% in voting power of our common stock.

Merger, sale or other disposition of assets. Our certificate of incorporation provides that we may, with the approval of the Series I Preferred Stockholder and with the approval of the holders of at least a majority in voting power of our common stock, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or consummate any merger, consolidation or other similar combination, or approve the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, except that no approval of our common stock shall be required in the case of certain limited transactions involving our reorganization into another limited liability entity. See “—Common Stock—Voting Rights.” We may in our sole discretion mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons other than us or our subsidiaries) without the prior approval of the holders of our common stock. We may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without the prior approval of the holders of our common stock.

Choice of forum. Unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, solely to the extent that the Court of Chancery lacks subject matter jurisdiction, the federal district court located in the State of Delaware) is the exclusive forum for resolving (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended, in each case except as otherwise provided in our certificate of incorporation for any series of our preferred stock.

Business Combinations

We have opted out of Section 203 of the DGCL, which provides that an “interested stockholder” (a person other than the corporation or any direct or indirect majority-owned subsidiary who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in “business combinations” (which is broadly defined to include a number of transactions, such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder without certain statutorily mandated approvals.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC (formerly known as American Stock Transfer and Trust Company, LLC).

2061 SUBORDINATED NOTES
General

On March 31, 2021, Group Finance IX issued $500 million aggregate principal amount of its 2061 Subordinated Notes, pursuant to the terms of the 2061 Indenture, in denominations of $25 and multiples of $25 in excess thereof. The 2061 Indenture, 2061 Subordinated Notes and related Guarantees (as defined below) are governed by, and construed in accordance with, the laws of the State of New York. The Bank of New York Mellon, N.A. is the trustee for holders of the 2061 Subordinated Notes under the 2061 Indenture.

As of the date of issuance and through the effective date of the Mergers, the 2061 Subordinated Notes were fully and unconditionally guaranteed, jointly and severally, on a subordinated basis by Old Pubco and KKR Group Partnership (the “Guarantees”). On the effective date of the Mergers, as evidenced by a supplemental indenture to the 2061 Indenture, New Pubco replaced Old Pubco as a Guarantor under the 2061 Indenture, and Old Pubco was released and discharged from all liabilities and obligations under the 2061 Indenture and its Guarantee.

Unless earlier redeemed, the entire principal amount of the 2061 Subordinated Notes will mature on April 1, 2061. The 2061 Subordinated Notes are not subject to any sinking fund provision.

The 2061 Subordinated Notes are unsecured and subordinated obligations of Group Finance IX. The Guarantees are unsecured obligations of the Guarantors.

Interest

The 2061 Subordinated Notes bear interest at a rate of 4.625% per annum. Interest on the 2061 Subordinated Notes is payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year and ends on the maturity date.

Interest payments on the 2061 Subordinated Notes will be made to the holders of record at the close of business on the immediately preceding December 15, March 15, June 15 and September 15, as applicable, whether or not a business day, subject to certain exceptions.

Interest payments will include accrued interest from, and including, the original issue date, or, if interest has already been paid, from the last date in respect of which interest has been paid or duly provided for to, but excluding, the next succeeding interest payment date, the maturity date or the redemption date, as the case may be. The amount of interest payable for any interest payment period will be computed on the basis of a 360-day year comprised of twelve 30-day months.

So long as no Event of Default (as defined in the 2061 Indenture) with respect to the 2061 Subordinated Notes has occurred and is continuing, Group Finance IX may, on one or more occasions, defer interest payments on the 2061 Subordinated Notes for one or more optional deferral periods of up to five consecutive years without giving rise to an Event of Default under the terms of the 2061 Subordinated Notes. A deferral of interest payments cannot extend, however, beyond the maturity date or the earlier acceleration, repurchase or redemption of the 2061 Subordinated Notes. During an optional deferral period, interest will continue to accrue on the 2061 Subordinated Notes, and deferred interest payments will accrue additional interest at the then applicable interest rate on the 2061 Subordinated Notes, compounded quarterly as of each interest payment date to the extent permitted by applicable law. During an optional deferral period, Group Finance IX will be prohibited from paying current interest on the 2061 Subordinated Notes until all accrued and unpaid deferred interest plus any accrued interest thereon has been paid. No interest otherwise due during an optional deferral period will be due and payable on the 2061 Subordinated Notes until the end of such optional deferral period except upon an acceleration, repurchase or redemption of the 2061 Subordinated Notes during such deferral period. After the commencement of an optional deferral period, until all accrued and unpaid interest on the 2061 Subordinated Notes has been paid, Group Finance IX and the Guarantors will be subject to certain other restrictions.

At the end of five years following the commencement of an optional deferral period, Group Finance IX must pay all accrued and unpaid deferred interest, including compounded interest if it has not been paid before that time. If, at the end of any optional deferral period, Group Finance IX has paid all deferred interest due on the 2061 Subordinated Notes, including compounded interest, Group Finance IX can again defer interest payments on the 2061 Subordinated Notes as described above.

Group Finance IX will provide to the trustee and the holders of 2061 Subordinated Notes written notice of any deferral of interest or continuation of deferral of interest at least one and not more than 60 business days prior to the applicable interest payment date.

Redemption

Group Finance IX may elect to redeem the 2061 Subordinated Notes:

●
in whole at any time or in part from time to time on or after April 1, 2026, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the 2061 Subordinated Notes are not redeemed in whole, at least $25 million aggregate principal amount of the 2061 Subordinated Notes must remain outstanding after giving effect to such redemption;

●
in whole, but not in part, within 120 days of the occurrence of a “Tax Redemption Event,” (as defined in the 2061 Indenture) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

●
in whole, but not in part, at any time prior to April 1, 2026, within 90 days after the occurrence of a “Rating Agency Event” (as defined in the 2061 Indenture) at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

Guarantees

In addition to the Guarantees provided by the Company and KKR Group Partnership, any “New KKR Entity” (other than a Non-Guarantor Entity as defined in the 2061 Indenture) must provide a Guarantee, whereupon such New KKR Entity shall be an “Additional Guarantor.” A “New KKR Entity” means any direct or indirect subsidiary of the Company other than (i) a then-existing Guarantor, (ii) any person in which the Company directly or indirectly owns its interest through one or more then-existing Guarantors or (iii) any person through which the Company directly or indirectly owns its interests in one or more then-existing Guarantors.

Subordination

The payment of the principal of, premium, if any, and interest on the 2061 Subordinated Notes and the payment of any Guarantee:

●	ranks junior in right of payment to all existing and future Senior Indebtedness (as defined in the 2061 Indenture) of Group Finance IX or the relevant Guarantor;
●
ranks equal in right of payment with all existing and future Indebtedness Ranking on a Parity with the 2061 Subordinated Notes (as defined in the 2061 Indenture) of Group Finance IX or the relevant Guarantor;

●
is effectively subordinated to all existing and future secured Indebtedness (as defined in the 2061 Indenture) of Group Finance IX or the relevant Guarantor, to the extent of the value of the assets securing such Indebtedness; and

●
is structurally subordinated in right of payment to all existing and future Indebtedness, liabilities and other obligations (including policyholder liabilities and other payables) of each subsidiary of Group Finance IX or the relevant Guarantor that is not itself Group Finance IX or a Guarantor.

The 2061 Indenture does not contain any limitations on the amount of additional Indebtedness that Group Finance IX or any of the Guarantors or their respective subsidiaries may incur, including Senior Indebtedness.

Upon any payment or distribution of assets to creditors upon any receivership, liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, or similar proceedings, the holders of Senior Indebtedness of Group Finance IX or the relevant Guarantor will first be entitled to receive payment in full in cash or other satisfactory consideration of all amounts due or to become due, including interest accruing after the filing of a bankruptcy or insolvency proceeding on or in respect of such Senior Indebtedness before the holders of the 2061 Subordinated Notes will be entitled to receive or retain any payment in respect of the 2061 Subordinated Notes or the relevant Guarantee.

In the event of the acceleration of the maturity of the 2061 Subordinated Notes, the holders of all Senior Indebtedness of Group Finance IX or the relevant Guarantor outstanding at the time of such acceleration will first be entitled to receive payment in full in cash or other satisfactory consideration of all such Senior Indebtedness before the holders of the 2061 Subordinated Notes will be entitled to receive or retain any payment in respect of the 2061 Subordinated Notes or the relevant Guarantee.

In the event and during the continuation of any default in any payment with respect to any Senior Indebtedness, or in the event that the maturity of any Senior Indebtedness has been or would be permitted upon notice or the passage of time to be accelerated because of a default, then, unless and until such default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, no payments on account of principal or premium, if any, or interest in respect of the 2061 Subordinated Notes may be made, in each case unless and until all amounts due or to become due on such Senior Indebtedness are paid in full in cash or other satisfactory consideration.

Events of Default, Notice and Waiver

The following constitute “Events of Default” under the 2061 Indenture with respect to the 2061 Subordinated Notes:

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Group Finance IX’s failure to pay any interest, including compounded interest, on the 2061 Subordinated Notes when due and payable after taking into account any optional deferral period as set forth in the 2061 Indenture, continued for 30 days;

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Group Finance IX’s failure to pay principal (or premium, if any) on any 2061 Subordinated Notes when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

●	Group Finance IX’s failure to pay the redemption price when due in connection with a “Tax Redemption Event” or a “Rating Agency Event;”
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any failure by Group Finance IX or the Guarantors to observe or perform any other covenants or agreements with respect to the 2061 Subordinated Notes for 90 days after Group Finance IX receives notice of such failure from the trustee or 90 days after Group Finance IX and the trustee receive notice of such failure from the holders of at least 25% in aggregate principal amount of the outstanding 2061 Subordinated Notes;

●	certain events of bankruptcy, insolvency or reorganization of Group Finance IX or of any Guarantor (other than an “Insignificant Guarantor” (as defined in the 2061 Indenture)); and
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a Guarantee of any Guarantor (other than an Insignificant Guarantor) ceases to be in full force and effect or is declared to be null and void and unenforceable or such Guarantee is found to be invalid or a Guarantor (other than an Insignificant Guarantor) denies its liability under its Guarantee (other than by reason of release of such Guarantor in accordance with the terms of the 2061 Indenture).

If an Event of Default with respect to the 2061 Subordinated Notes shall occur and be continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding 2061 Subordinated Notes may declare, by notice as provided in the 2061 Indenture, the principal amount of all outstanding 2061 Subordinated Notes to be due and payable immediately; provided that, in the case of an Event of Default involving certain events of bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding 2061 Subordinated Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived.

Group Finance IX is required to furnish the trustee annually a statement by certain of its officers to the effect that, to the best of their knowledge, Group Finance IX is not in default in the fulfillment of any of its obligations under the 2061 Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

Modification and Waiver

Group Finance IX, the Guarantors and the trustee may supplement the 2061 Indenture and 2061 Subordinated Notes without the consent of holders to:

●	add to the covenants for the benefit of the holders of any 2061 Subordinated Notes or surrender any right or power the 2061 Indenture confers upon us;
●	evidence the assumption of Group Finance IX’s obligations or the obligations of any Guarantor under the 2061 Indenture by a successor;
●	add any additional events of default for the benefit of the holders of any 2061 Subordinated Notes;
●	add new Guarantors;
●	provide for the release of any Guarantor in accordance with the 2061 Indenture;
●	secure the 2061 Subordinated Notes;
●	provide for a successor trustee;
●	provide for the issuance of additional notes of any series;
●	establish the form or terms of notes of any series;
●	comply with the rules of any applicable depositary;
●	add to or change any of the provisions of the 2061 Indenture to permit or facilitate the issuance of 2061 Subordinated Notes in uncertificated form;
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add to, change or eliminate any provisions of the 2061 Indenture so long as any such addition, change or elimination (i) does not apply to or modify the rights of the holders of 2061 Subordinated Notes of any series created prior to such addition, change or elimination or (ii) becomes effective only when there are no 2061 Subordinated Notes created prior to the execution of the supplemental indenture then outstanding which are entitled to the benefit of such provision;

●	cure any ambiguity, to correct or supplement any provision of the 2061 Indenture which may be defective or inconsistent with any other provision therein;
●	make any change that does not adversely affect the rights of any holder of 2061 Subordinated Notes in any material respect; or
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to conform to the “Description of the Notes” in the Prospectus Supplement related to the offering of the 2061 Subordinated Notes to the extent that such provision in the “Description of the Notes” was intended to be a verbatim recitation of such provision in the 2061 Indenture or 2061 Subordinated Notes.

Group Finance IX, the Guarantors and the trustee may also modify the 2061 Indenture in a manner that affects the interests or rights of the holders of 2061 Subordinated Notes with the consent of the holders of at least a majority in aggregate principal amount of the 2061 Subordinated Notes at the time outstanding. However, the 2061 Indenture will require the consent of each holder of 2061 Subordinated Notes affected by any modification which would:

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change the fixed maturity of the 2061 Subordinated Notes, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

●	reduce the amount of principal payable upon acceleration of the maturity thereof;
●	change the currency in which the 2061 Subordinated Notes or any premium or interest is payable;
●	impair the right to enforce any payment on or with respect to the 2061 Subordinated Notes;
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reduce the percentage in principal amount of outstanding 2061 Subordinated Notes the consent of whose holders is required for modification or amendment of the 2061 Indenture or for waiver of compliance with certain provisions of the 2061 Indenture or for waiver of certain defaults;

●	modify the subordination provisions of the 2061 Subordinated Notes in any manner adverse to the holders;
●	modify the Guarantees in any manner adverse to the holders; or
●	modify any of the above bullet points.

The 2061 Indenture permits the holders of at least a majority in aggregate principal amount of the outstanding 2061 Subordinated Notes or of any other series of debt securities issued under the 2061 Indenture which is affected by the modification or amendment to waive compliance with certain covenants contained in the 2061 Indenture.

Other Provisions

The 2061 Indenture also includes covenants, including limitations on Group Finance IX’s and the Guarantors’ ability to, subject to exceptions, incur indebtedness secured by liens on voting stock or profit participating equity interests of their subsidiaries, or merge, consolidate or sell, transfer or convey all or substantially all of their assets. The 2061 Indenture also contains customary provisions on defeasance and discharge.

About the Trustee

Subject to the provisions of the Trust Indenture Act of 1939, as amended, the trustee is under no obligation to exercise any of its powers vested in it by the 2061 Indenture at the request of any holder of the 2061 Subordinated notes unless the holder offers the trustee reasonable indemnity satisfactory to it against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur any financial liability in performing its duties if the trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity. We have entered, and from time to time may continue to enter, into trust, administration or other relationships with The Bank of New York Mellon, N.A. or its affiliates.